EXHIBIT 99.1
News Release
Communiqué de Pressee

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total becomes a shareholder in the Centre Européen de Recherche et
Formation Avancée en Calcul Scientifique (CERFACS)
Paris, October 22, 2008 - Total has acquired an equity interest in the Centre Européen de Recherche et Formation Avancée en Calcul Scientifique (CERFACS), a private-sector scientific computation research center based in Toulouse, France. The Center is delighted to welcome the Group alongside its six other shareholders, which are the French National Space Agency (CNES), aerospace company EADS, Electricité de France, the French national weather service, aerospace lab ONERA and aircraft engine manufacturer SAFRAN.
Total has joined this center of excellence in order to deploy its R&D strategy in digital simulation and data-intensive computing technologies. This process will be supported by CERFACS’ world renowned, multidisciplinary team of around one hundred physicists, applied mathematicians, numerical analysts and software engineers.1 In this way, the investment has further strengthened Total’s position as a global leader in scientific computing power. This new advance is perfectly aligned with the group’s recent purchase of a high-performance supercomputer, installed at the Scientific and Technical Center in Pau.
Like the other CERFACS’ shareholders, Total has to meet the challenge of preparing for the arrival of the next generation of supercomputers, capable of sustaining multiple petaflops.2 Digital simulation systems help to optimize the speed of knowledge acquisition by processing experimental data faster and more efficiently. This opens the way to increasing the number of experiments, so that the most promising ones can be more easily identified.
Digital simulation plays a critically important role in all of Total’s businesses, especially in R&D. In the Upstream segment, it is used in geoscientific computation, particularly to process seismic imaging data sets and to digitally

[1]	CERFACS has focused its cross-functional research programs on massively parallel algorithms, data assimilation, model coupling and their corresponding applications in such areas as fluid dynamics, combustion, climate and the environment, electromagnetism and the earth sciences.

[2]	Flops (floating point operations per second) is a measure of computing speed. A petaflops represents a quadrillion (1015) flops, requiring around 500,000 high-performance processors.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
visualize oil and gas reservoirs to enhance their definition. In the Downstream, it is used to optimize process units and utilities, such as furnace combustion, while in the specialty chemicals business, it expands and improves the understanding of how new elastomers and composites will behave.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com